UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRUMA, S.A.B. de C.V.

(Name of Issuer)

Series B Common Shares, without par value

(Title of Class of Securities)

400131306

(CUSIP Number)

Salvador Vargas Guajardo

Gruma, S.A.B. de C.V.

Calzada del Valle

San Pedro Garza García

Nuevo León, Mexico, 66220

(52) (81) 8399-3307

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400131306

1.	Names of Reporting Persons Roberto Gonzalez Barrera I.R.S. Identification Nos. of above persons (entities only) Not Applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 249,275,356 common shares

	8.	Shared Voting Power 54,592,357 common shares

	9.	Sole Dispositive Power 249,275,356 common shares

	10.	Shared Dispositive Power 54,592,357 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,867,713 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 53.77%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 400131306

1.	Names of Reporting Persons Valores Azteca, S.A. de C.V. I.R.S. Identification Nos. of above persons (entities only) Not Applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 54,592,357 common shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 54,592,357 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,592,357 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.66%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D jointly filed by Mr. Roberto Gonzalez Barrera, a citizen of the United Mexican States (“Mr. Gonzalez Barrera”) and Valores Azteca, S.A. de C.V., a corporation incorporated under the laws of the United Mexican States (“Valores”), on May 8, 2007. All items not described herein remain as previously reported in the Schedule 13D filed on May 8, 2007.

Item 3. Source and Amount of Funds or Other Consideration

On May 8, 2008, Mr. Gonzalez Barrera exercised rights to subscribe 20,765,682 newly issued Series B Common Shares, without par value (the “Shares”) of Gruma, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States (“Gruma”) at the subscription price of 25.55 pesos per Share, pursuant to a rights offering by Gruma (the “Rights Offering”). Furthermore, on May 15, 2008, pursuant to the terms of the Rights Offering, Mr. Gonzalez Barrera acquired 47,017,713 newly issued Series B Common Shares, without par value of Gruma which remained unsubscribed by the shareholders after the expiration of the subscription period of the Rights Offering, at the subscription price of 25.55 pesos per Share (the “Remnant Shares”).

Prior to the Rights Offering, Mr. Gonzalez Barrera beneficially owned 236,084,318 Shares. Following the exercise of rights and the purchase of the Remnant Shares, Mr. Gonzalez Barrera beneficially owned 303,867,713 Shares representing 53.77% of the aggregate capital stock of Gruma. The source of the funds used for the acquisition of the newly issued Shares was the personal funds of Mr. Gonzalez Barrera.

Valores did not participate in the Rights Offering and, as a result, its beneficial ownership percentage decreased from 11.31% to 9.66%.

Item 4. Purpose of Transaction

The newly issued Shares were acquired by Mr. Gonzalez Barrera for investment purposes. Mr. Gonzalez Barrera and Valores may acquire additional Shares, dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Gruma. Mr. Gonzalez Barrera’s and Valores’s future activities with respect to the Shares will depend upon, among other things, capital availability and requirements and the market price of the Shares. Neither Mr. Gonzalez Barrera nor Valores have any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference. As of May 15, 2008, Mr. Gonzalez Barrera and Valores beneficially own an aggregate of 303,867,713 Shares, which represents 53.77% of the total outstanding Shares.

Mr. Gonzalez Barrera’s children (Ms. Graciela S. Gonzalez Moreno and Mr. Juan Antonio Gonzalez Moreno) own an aggregate of 10,900,178 Shares, representing 1.93% of the total outstanding Shares. Mr. Gonzalez Barrera disclaims beneficial ownership of the Shares owned by his children.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by Mr. Gonzalez Barrera or Valores, except as described in this Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Gonzalez Barrera and Valores.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement relating to the joint filing of Amendment No. 1 to the Schedule 13D, dated June 18, 2008, pursuant to Rule 13d-1(k).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2008

by	/s/ Roberto Gonzalez Barrera
Roberto Gonzalez Barrera

by	VALORES AZTECA, S.A. DE C.V.

/s/ Salvador Vargas Guajardo
Attorney-in-fact
Salvador Vargas Guajardo